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SEC FILE NUMBER
8 - 65821

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING   08/05/03   AND ENDING   12/31/03

         MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Prime Global Securities Inc.

OFFICIAL USE ONLY
..FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

555 Madison Avenue

(No. and Street)

New York   New York   10022-3338

    (City)   (State)   (Zip Code)   FEB 2 4 2004

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Daniel Alberto Casal   (212)   583-9363

                                                                (Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rothstein, Kass & Company, P.C.

(Name -- if individual, state last, first, middle name)

85 Livingston Avenue	Roseland	New Jersey	07068
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions

PROCESSED

FOR OFFICIAL USE ONLY   MAR 29 2004

THOMSON FINANCIAL

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).



OATH OR AFFIRMATION

I, ___Daniel Alberto Casal_____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ___Prime Global Securities Inc._____ , as of ___December 31_____ ,20 03 , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

Sworn before me on 23rd day of Febuary 2004.

_____
Signature

President and CEO
_____
Title

_____
Notary Public

DANSINGHANI MOHAN K.
NOTARY PUBLIC STATE OF NEW YORK
NO. 01DA50____
QUALIFIED IN NASSAU COUNTY
COMMISSION EXP FEB. 21, 200__

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of con-solidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [X] (o) Independent auditor's report on internal accounting control.
- [ ] (p) Schedule of segregation requirements and funds in segregation--customers' regulated commodity futures account pursuant to Rule 171-5.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

PRIME GLOBAL SECURITIES INC.
(A Development Stage Company)

STATEMENT OF FINANCIAL CONDITION
AND
INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2003

PRIME GLOBAL SECURITIES INC.
(A Development Stage Company)

CONTENTS

85 Livingston Avenue
Roseland, NJ 07068-1785
973-994-6666/Fax 973-994-0337
www.rkco.com

New York • Beverly Hills • San Francisco • Dallas • Walnut Creek, CA • Roseland, NJ • Cayman Islands



Rothstein, Kass & Company, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

Board of Directors
Prime Global Securities Inc.

We have audited the accompanying statement of financial condition of Prime Global Securities Inc. (the "Company") as of December 31, 2003. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Prime Global Securities Inc. as of December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

Rothstein, Kass & Company, P.C.

Roseland, New Jersey
January 13, 2004

PRIME GLOBAL SECURITIES INC.
(A Development Stage Company)

STATEMENT OF FINANCIAL CONDITION

December 31, 2003

ASSETS

Cash	$	619,612
Property and equipment, net		223,469
Other assets		359,887
	$	1,202,968

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities, accounts payable and accrued expenses	$	86,547

Commitments and contingencies

Stockholder's equity

Common stock, $.01 par value, authorized 1,000 shares, issued and outstanding 10 shares	1
Additional paid-in capital	1,499,999
Deficit accumulated during development stage	(383,579)
Total stockholder's equity	1,116,421
$	1,202,968

PRIME GLOBAL SECURITIES INC.
(A Development Stage Company)

NOTES TO FINANCIAL STATEMENTS

1. Nature of business

Prime Global Securities Inc. (A Development Stage Company) (the "Company") was incorporated in Delaware on December 6, 2002. The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and received approval of its membership from the National Association of Securities Dealers, Inc. ("NASD") in August 2003. The Company anticipates acting as an introducing broker for retail clients by establishing a clearing arrangement with a Clearing Firm. The Company also plans on acting as a private placement agent for direct participation programs.

2. Summary of significant accounting policies

Development Stage

The Company is in the development stage as defined in Statement of Financial Accounting Standards ("SFAS") No. 7 "Accounting and Reporting for Development Stage Enterprises." To date, the Company has not generated revenues related to its anticipated business operations and has devoted its efforts to various start-up activities.

Property and Equipment

Property and equipment is stated at cost less accumulated depreciation and amortization. The Company provides for depreciation and amortization using the straight-line method over the estimated useful lives as follows:

Asset	Estimated Useful Lives
Furniture and fixtures	5 years
Office equipment	3 years
Leasehold improvements	Lease term

Revenue and Expense Recognition from Securities Transactions

Securities transactions and the related revenues and expenses are recorded on the trade-date basis.

Investment Banking Revenues

Investment banking revenues are recorded in accordance with the terms of the investment banking agreements.

Income Taxes

The Company complies with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax asset and liabilities are computed for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on the enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce the deferred income tax assets to the amount expected to be realized.

2. Summary of significant accounting policies (continued)

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. Property and equipment

Details of property and equipment at December 31, 2003 are as follows:

Furniture and fixtures	$	5,413
Office equipment		97,545
Leasehold improvements		128,014
		230,972
Less accumulated depreciation and amortization		7,503
	$	223,469

4. Net capital requirement

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 8 to 1 in the initital year of operations and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2003, the Company's net capital was approximately $533,000, which was approximately $522,000 in excess of its minimum requirement of $10,800.

5. Income taxes

At December 31, 2003, the Company has a federal net operating loss carryforward ("NOL") of approximately $384,000 for federal and New York State income tax purposes, expiring in 2023. The NOL creates a cumulative deferred tax asset of approximately $154,000. The Company also recorded a valuation allowance for the same amount due to the uncertainty of realizing the future tax benefit.

PRIME GLOBAL SECURITIES INC.
(A Development Stage Company)

NOTES TO FINANCIAL STATEMENTS

6. Concentrations of credit risk

Pursuant to a tentative clearance agreement, the Company will introduce all of its securities transactions to its clearing broker on a fully-disclosed basis. All of the customers' money balances and long and short security positions are to be carried on the books of the clearing broker. In accordance with the clearance agreement, the Company will indemnify the clearing broker for losses if any, which the clearing broker may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the clearing broker will monitor collateral on the customers' accounts.

In the normal course of business, the Company's customer activities will involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

From time to time, the Company maintains its cash balances in a financial institution, exceeding Federal Deposit Insurance Corporation coverage of $100,000.

7. Exemption from Rule 15c3-3

The Company is exempt from the SEC Rule 15c3-3 and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers".

8. Related party transactions

License agreement

In February, the Company entered into a license agreement with an affiliate for office space, which expires in June 2011. The agreement requires the Company to reimburse the affiliate for the Company's share of the total lease payment. Rent expense under this agreement for the period ended December 31, 2003 was approximately $5,000.

Aggregate future lease payments for office space under this license for the five years subsequent to December 31, 2003 are approximately as follows:

Year Ending December 31, 2003

2004	$	11,000
2005		11,000
2006		11,000
2007		12,000
2008		12,000
	$	57,000

PRIME GLOBAL SECURITIES INC.
(A Development Stage Company)

NOTES TO FINANCIAL STATEMENTS

---

8. Related party transactions (continued)

Overhead expense allocation agreement

In February 2003, the Company entered into an Overhead Expense Allocation Agreement (the "Agreement") with an affiliate. The Agreement requires the affiliate to provide office space and certain administrative support services including utilities, receptionist, clerical staff, insurance, office equipment and furnishings as well as other incidental office expenses. These expenses shall be reimbursed by the Company to the affiliate based on their pro rata share, as defined in the Agreement.

The Company has incurred all the costs for the renovation of its office space it shares with its affiliate. The affiliate has agreed to reimburse the Company for its respective share of these renovations. As of December 31, 2003, the amounts due from the affiliate are included in other assets.

Included in other assets is approximately $358,000 due from its affiliate, which is non-interest bearing and due on demand.

9. Subsequent event

In January 2004, the Company entered into a clearing agreement with its clearing broker. In accordance with this agreement, the clearing broker required a $100,000 clearing deposit from the Company.